January 21, 2005

via U.S. mail and facsimile

John H.D. Dewey
President and Chief Executive Officer
27 Muller Road
Oakland, New Jersey 07436

Re:	The Dewey Electronics Corporation
	Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934
	Filed on December 30, 2004
	File No. 000-02892

Dear Mr. Dewey,

	This is to advise you that the staff has reviewed only those portions of the above proxy statement that relate to the type of form used and Schedule 14A compliance for the sale of land proposal.
We
have the following comment in that regard and no further review of the filing has been or will be made. All persons who are by statute responsible for the adequacy and accuracy of the proxy statement and annual report are urged to be certain that all information required pursuant to the Exchange Act of 1934 has been included.

	Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proxy Statement

1. We note that Regan & Associates, Inc. has been retained by you to assist in the solicitation of proxies for a fee of $5,000. Please disclose any other material features of your contract with Regan & Associates. Please refer to Item 4(a)(3) of Schedule 14A.


Closing Comments

      As appropriate, please amend your proxy statement and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing

      Please direct any questions to Craig Slivka at (202) 942-
7470.
You may also direct questions to the undersigned Branch Chief, who supervised the review of your filing, at (202) 942-1950.

						Sincerely,


						Jennifer Hardy
						Branch Chief


cc: 	Ellen S. Friedenberg, Esq.
	Fax (212) 422-4726
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John H.D. Dewey
The Dewey Electronics Corporation
January 21, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE